[GALEY & LORD LOGO
APPEARS HERE]

                                                                       Exhibit 1



                                                      Contact: Michael R. Harmon
                                                               (336) 665-3037

GALEY & LORD ANNOUNCES EARNINGS EXPECTATIONS FOR JUNE QUARTER

Greensboro, nc, JULY 13, 1999/PRNewswire - Galey & Lord, Inc. (NYSE: GNL) today announced that although its operating income is positive for the quarter ending July 3, 1999 (the third quarter of fiscal 1999), it expects to incur a loss before extraordinary items in the range of $5.5 to $6.0 million, which is substantially below previous analysts' estimates. The loss before extraordinary items will be primarily attributable to reduced margins in the Company's Swift Denim business, reduced sales volume resulting in lower margin contributions from the Galey & Lord "khaki" business, severance charges of $1.8 million ($1.3 million after-tax) incurred during June quarter for personnel reductions and increased operating costs incurred in its G&L Service Company garment manufacturing business. The increased operating costs in G&L Service Company is due to a change in product mix which will be completed during the September Quarter 1999. Also, the Company currently anticipates that it will incur a net loss in the September Quarter 1999.

The Company has amended its senior credit facility with its syndicate of lenders. The amendment, which became effective as of July 3, 1999, substantially reduces certain financial covenants. The Company has met all of its interest and principal payment obligations and continues to reduce its debt by more than the required principal amortizations. The Company is currently evaluating whether it will have any extraordinary write-off of fees related to this amendment.

Galey & Lord is a leading global manufacturer of textiles for sportswear, including cotton casuals, denim and corduroy, as well as a major international manufacturer of workwear fabrics. In order to offer sportswear customers a complete package of fabrics and garments from one source, the Company provides garment manufacturing from its owned and operated garment facilities. The Company also is a manufacturer of dyed and printed fabrics for use in home fashions.

This press release contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements include statements regarding the intent, belief of current expectations of the Company and its management team. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements. Such risks and uncertainties include, among other things, competitive and economic factors in the textile, apparel and home furnishings markets, raw materials and other costs, weather-related delays, general economic conditions and other risks and uncertainties that may be detailed, from time-to time, in Galey & Lord's reports filed with the Securities and Exchange Commission.